UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-49791

WATCH RESOURCES LTD.
(Exact name of registrant as specified in its charter)

SUITE 2410 – 650 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 4N7
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON SHARES, WITHOUT PAR VALUE
(Title of each class of securities covered by this Form)

NOT APPLICABLE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☒	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 475(1)

(1)
The Registrant is a foreign private issuer, as defined by Rule 3b-4 of the Securities Exchange Act of 1934. The number of holders of record indicates the number of holders of record resident in the United States determined in accordance with Rule 12g3-2(a).

Date:	March 16, 2005	By:	/s/ Steven Bruk
STEVEN BRUK, PRESIDENT

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control numbers